1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 6, 2006
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of September 30, 2006 and December 31, 2005 and for each of the nine month periods ended September 30,
2006 and 2005, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2006
(unaudited)
2005
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
2,009                              1,874
Product sales
1,985                             1,843
Interest, dividends and other 24 31
Cost and expenses
2,109                             1,964
Production costs 1,163 1,256
Exploration costs
43                                    34
Related party transactions 9 31
General and administrative 64 57
Royalties
43                                    28
Market development costs 12 10
Depreciation, depletion and amortization 498 425
Impairment of assets (see note F) - 7
Interest expense
59                                    58
Accretion expense
11                                      4
Employment severance costs 6 16
Profit on sale of assets, loans and indirect taxes (see note G) (11) (1)
Mining contractor termination costs - 9
Non-hedge derivative loss 212 30
Loss from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(100)                                  (90)
Taxation (expense)/benefit (47) 3
Minority interest
(23)                                   (18)
Equity income in affiliates 76 32
Loss from continuing operations before cumulative effect of accounting change
(94)                                  (73)
Discontinued operations (see note H) 2 (39)
Loss before cumulative effect of accounting change
(92)                               (112)
Cumulative effect of accounting change, net of taxation of $11 million in 2005
(see note I)
-                                  (22)
Net loss – applicable to common stockholders
(92)                               (134)
Basic loss per common share : (cents)
From continuing operations (35) (28)
Discontinued operations 1 (15)
Before cumulative effect of accounting change (34) (43)
Cumulative effect of accounting change - (8)
Net loss – applicable to common stockholders (34) (51)
Diluted loss per common share : (cents)
From continuing operations (35) (28)
Discontinued operations 1 (15)
Before cumulative effect of accounting change (34) (43)
Cumulative effect of accounting change - (8)
Net loss – applicable to common stockholders (34) (51)
Weighted average number of common shares used in computation
271,588,698                 264,562,882
Dividend per common share (cents)
39                                     56

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At September 30,
2006
(unaudited)
At December 31,
2005
(in US Dollars, millions)
ASSETS
Current assets
1,640                          1,401
Cash and cash equivalents 348 196
Restricted cash 6                                  8
Receivables 891                             884
Trade 11                               97
Derivatives 714 675
Recoverable taxes, rebates, levies and duties 69 45
Other 97                               67
Inventories (see note B) 328 260
Materials on the leach pad (see note B) 38 37
Assets held for sale 29 16
Property, plant and equipment, net (see note C)
4,671                         5,027
Acquired properties, net
1,268                         1,412
Goodwill and other intangibles, net
555                             550
Derivatives
6                               38
Other long-term inventory (see note B)
60                               32
Materials on the leach pad (see note B)
155                             116
Other long-term assets (see note E)
475                             496
Deferred taxation assets
47                                41
Total assets
8,877                          9,113
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
2,316                          1,874
Accounts payable and other current liabilities 442 480
Derivatives 1,661                          1,121
Short-term debt (see note D) 16 160
Tax payable 180                             107
Liabilities held for sale 17 6
Other non-current liabilities
13                               14
Long-term debt (see note D)
1,405                         1,779
Derivatives
520                             527
Deferred taxation liabilities
955                          1,152
Provision for environmental rehabilitation (see note E)
285                             325
Other accrued liabilities
26                               19
Provision for pension and other post-retirement medical benefits
165                             200
Minority interest
62                               60
Commitments and contingencies
-                                  -
Stockholders’ equity
3,130                         3,163
Common stock
Stock issued 2006 – 275,258,118 (2005 – 264,938,432) 10 10
Additional paid in capital 5,482 4,972
Accumulated deficit (1,439) (1,143)
Accumulated other comprehensive income (see note M) (923) (676)
Total liabilities and stockholders' equity
8,877                          9,113

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2006
(unaudited)
2005
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
592                               234
Net loss – applicable to common stockholders (92) (134)
Reconciled to net cash provided by operations:
Cumulative effect of accounting change - 22
Profit on sale of assets, loans and indirect taxes (7) (1)
Depreciation, depletion and amortization 498 425
Deferred stripping costs - (2)
Impairment of assets - 7
Deferred taxation (87) (59)
Movement in non-hedge derivatives 307 (77)
Equity income in affiliates (76) (32)
Dividends received from affiliates 77 24
Other non cash items 9 81
Net (decrease)/increase in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
(14)                                   8
Effect of changes in operating working capital items:
Receivables 21                                 18
Inventories (127) (50)
Accounts payable and other current liabilities 85 31
Net cash provided by continuing operations 594 261
Net cash used in discontinued operations (2) (27)
Net cash used in investing activities
(440)                             (477)
Increase in non-current investments (14) (15)
Additions to property, plant and equipment (554) (516)
Proceeds on sale of mining assets 11 4
Cash outflows from derivatives purchased - (69)
Proceeds on sale of discontinued assets 6 -
Proceeds on sale of investments 13 -
Cash inflows from derivatives with financing 91 112
Net loans repaid/(advanced) 5 (5)
Change in restricted cash 2 12
Net cash generated in financing activities
29                               185
Net repayments of short-term debt (540) (284)
Issuance of stock 511 6
Share issue expenses (5) -
Net proceeds of long-term debt 93 599
Cash inflows from derivatives with financing 95 29
Dividends paid (125) (165)
Net increase/(decrease) in cash and cash equivalents
181                               (58)
Effect of exchange rate changes on cash
(29)                                  (6)
Cash and cash equivalents – January 1,
196                               276
Cash and cash equivalents – September 30,
348                               212

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended
September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
The balance sheet as at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2005.
Note B. Inventories
At September 30,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
91                          93
Gold on hand
40                          10
Ore stockpiles
75                          47
Uranium oxide and sulfuric acid
11                          14
Supplies
149                        133
366                        297
Less: Heap leach inventory
(1)
(38)                       (37)
328                        260
(1)
Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Long-term
Gold in process
155                        116
Ore stockpiles
58                          30
Supplies
2                            2
215                        148
Less: Heap leach inventory
(1)
(155)                     (116)
60                         32
(1)
Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Note C. Deferred stripping costs
On January 1, 2006 the Company adopted The Emerging Issues Task Force (“EITF”) Issue 04-6,
“Accounting for Stripping Costs in the Mining Industry”. Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the new guidance will have no impact on the
Company’s cash position or net cash from operations.
Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping).
At September 30,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
Movements in the deferred stripping costs balance were as follows:
Opening balance
105                        69
Cumulative effect adjustment
(105)                          -
Amount deferred
-                         28
Translation
-                          8
Closing balance
-                      105

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note D. Long-term debt
During the nine months ended September 30, 2006, the Company repaid $400 million under the
$700 million unsecured syndicated loan facility (due January 2008) and $134 million in local short term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. As at September 30, 2006,
$140 million was drawn under the $700 million loan facility. Outstanding local short term money market loans included in short-term debt amounted to $5 million as at September 30, 2006.
Note E. Provision for environmental rehabilitation
Long-term environmental obligations comprising decommissioning and restoration are based on the
Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.
(in US Dollars,
The following is a reconciliation of the total liabilities for reclamation and remediation obligations:
millions)
Balance as at December 31, 2005
325
Liabilities reclassified as held for sale
(10)
Additions to liabilities
7
Liabilities settled
(6)
Accretion expense
11
Revisions
(15)
Translation
(27)
Balance as at September 30, 2006
285
Certain amounts have been contributed to an irrevocable rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the
Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets for all periods presented. As at
September 30, 2006 and December 31, 2005 the balances held in the trust and bond (cash and investments) amounted to $78 million and $93 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at
September 30, 2006.
Note F. Impairment of assets
No impairment was recorded in the nine months ended September 30, 2006. However, an adverse change in impairment-related assumptions which may not be mitigated by a change in other factors may result in impairments going forward. In the nine months ended September 30, 2005 the
Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa.
Note G. Profit on sale of assets, loans and indirect taxes
In the nine months ended September 30, 2006, the Company recorded a profit on sale of assets of
$11 million (before taxation of $2 million) relating mainly to the disposal of minor equipment and assets in North and South America, the recovery of loans written off, the write-off of non-recoverable value added state tax in South America and a reassessment of indirect taxes in Guinea and
Tanzania. The profit on sale of assets of $1 million (before taxation of $nil million) recorded in the nine months ended September 30, 2005 mainly relate to the disposal of minor equipment and vehicles in South America and Australia.
Note H. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The results of Ergo for the nine months ended
September 30, 2006 and 2005, are summarized as follows:
Nine months ended September 30,
2006                           2005
(unaudited)                 (unaudited)
(in US Dollars, millions, except for share data)
Per
share
(1)
(cents)
Per
share
(1)
(cents)
Revenue
3
1
16
6
Costs, expenses and recoveries
2
1
(65)
(25)
Pre-tax profit/(loss)
5
2
(49)
(19)
Taxation
(3)
(1)
10
4
Net profit/(loss) attributable to discontinued operations
2
1
(39)
(15)
(1)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss)
per common share for the nine months ended September 30, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for the nine months ended September 30, 2006 and 2005 did not assume the effect of
124,674 and 583,448 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note I. Change in accounting for employee benefit plans
During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information. The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income for the nine months ended September 30, 2005 and stockholders’ equity by $22 million (net of taxation of
$11 million).
Note J. Stock-based compensation plans
On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-
Based Payment”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,
and related Interpretations”, as permitted by SFAS123, “Accounting for Stock-Based Compensation”. In
accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.
The Company adopted SFAS123(R) using the modified prospective transition method. Under this method, compensation cost recognized in the nine months ended September 30, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-
based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.
SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the nine months ended September 30, 2006 as the Company does not receive the benefit of a tax deduction for compensation cost settled in equity.
At September 30, 2006, the Company has four stock-based employee compensation plans consisting of time-
based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term Incentive Plan
(LTIP) treated as equity settled compensation plans under SFAS123(R). During the nine months ended
September 30, 2006 the Company recognized a compensation expense of $5 million mainly related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options outstanding as of September 30, 2006:
2006                  2006
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year
3,762
220
Granted
-
-
Exercised
(348)                      130
Forfeited (terminations)
(253)                      249
Outstanding at September 30, 2006
3,161
228
Options exercisable at September 30, 2006
485
122
As of September 30, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is currently considered to be remote, although final review will depend on actual results.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123(R) to stock-based employee compensation in the first nine months of 2005.
Nine months ended September 30,
2005
(unaudited)
(in US Dollars, millions)
Net loss as reported
(134)
Add: Unearned stock awards compensation expense as calculated under APB No. 25
1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
-
Pro forma net loss
(133)
Loss per share (cents)
Basic – as reported
(51)
Basic – pro forma
(50)
Diluted
(1)
– as reported
(51)
Diluted
(1)
– pro forma
(50)
(1)
The calculation of diluted loss per common share for the nine months ended September 30, 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and
583,448 shares issuable upon the exercise of stock incentive options, as their effects are anti-dilutive for this period.
There was no change in the Company's loss before income taxes, net loss and basic and diluted loss per share for the nine months ended September 30, 2006 as a result of adopting SFAS123(R) on January 1, 2006, than if the Company had continued to account for share-based compensation under APB No. 25.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Nine months ended September 30,
Note K. Segment information
2006                          2005
(unaudited)                 (unaudited)
(in US Dollars, millions)
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues by area
South Africa
1,032                           868
Argentina
102                             77
Australia
186                           170
Brazil
167                           136
Ghana

218                           228
Guinea
102                             96
Mali
242                           171
Namibia
40                             25
USA
56                             82
Tanzania
99                           188
Other, including Corporate and Non-gold producing subsidiaries
7
4
2,251                        2,045
Less: Equity method investments included in above
(242)
(171)
Total revenues
2,009                        1,874
Nine months ended September 30,
2006
2005
(unaudited)              (unaudited)
(in US Dollars, millions)
Segment income
South Africa
249                            10
Argentina
43                            24
Australia
48                            32
Brazil
70                            58
Ghana
(55)                          (36)
Guinea
(6)                              9
Mali
89                            36
Namibia
15                              4
USA
(29)                          (11)
Tanzania
(83)                          (34)
Other, including Corporate and Non-gold producing subsidiaries
(34)
(19)
Total segment income
307                            73
Nine months ended September 30,
2006                          2005
(unaudited)                (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net loss
Segment total
307
73
Exploration costs
(43)                          (34)
General and administrative expenses
(64)                          (57)
Market development costs
(12)                          (10)
Non-hedge derivative loss
(212)                          (30)
Taxation (expense)/benefit
(47)                              3
Discontinued operations
2
(39)
Minority interest
(23)                          (18)
Cumulative effect of accounting change
-                          (22)
Net loss
(92)                        (134)
At September 30,
2006
At December 31,
2005
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
2,700
3,019
Argentina
267
248
Australia
746
737
Brazil
517
371
Ghana
2,036
2,104
Guinea
336
349
Mali
274
(1)
309
(1)
Namibia
55
51
USA
496
429
Tanzania
1,339
1,281
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries
111
215
Total segment assets
8,877
9,113
(1)
Investment held.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Nine months ended September 30,
Note L. Loss per share data
2006 2005
The following table sets forth the computation of basic and diluted loss per share:
(unaudited)
(unaudited)
(in US Dollars, millions)
Numerator
Loss before cumulative effect of accounting change
(92)
(112)
Cumulative effect of accounting change
-
(22)
Net loss – applicable to common stockholders
(92)
(134)
Denominator for basic loss per common share
Weighted average number of common shares
271,588,698
264,562,882
Basic loss per common share (cents)
(34)
(51)
Dilutive potential common shares
Weighted average number of common shares
271,588,698
264,562,882
Dilutive potential of stock incentive options
(1)
-
-
Dilutive potential of Convertible Bonds
(2)
-
-
Denominator for diluted loss per common share
Adjusted weighted average number of common shares and assumed conversions
271,588,698
264,562,882
Diluted loss per common share (cents)
(34)
(51)
(1)
The calculation of diluted loss per common share for the nine months ended
September
30,
2006 and 2005 did not assume the effect of 124,674 and
583,448 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(2)
The calculation of diluted loss per common share for the nine months ended
September 30, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.
Note M. Accumulated other comprehensive income
Other comprehensive income consists of the following:
Nine months ended September 30,
2006                                 2005
(unaudited)                      (unaudited)
(in US Dollars, millions)
Opening balance
(676)                                 (423)
Translation loss
(227)                                 (153)
Financial instruments
(20)                                   (22)
(923)                                 (598)
Note N. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Nine months ended September 30,
2006                                 2005
(unaudited)                       (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
1
3
3
1
Interest cost
12
8
11
12
Expected return on plan assets
(18)
-
(10)
-
Amortization of prior service cost
-
-
-
-
Actuarial (gain)/loss
-                    -
(7)
29
(1)
Net periodic benefit cost
(5)
11
(3)
42
(1)
Relates to changes in actuarial assumptions for the South African post-retirement medical plan.
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2005, the Company expected to contribute $7 million to its pension plan in 2006. As of September 30, 2006, the Company had contributed $4 million.
In addition, on September 30, 2006 the Company had made no additional contribution towards a total anticipated contribution of $35 million over a period of eight years. As of September 30, 2006 the
Company has contributed a total of $11 million towards the $35 million funding. The actuarial valuation completed by June 30, 2006 indicated that the pension fund was fully funded and that no additional funding is required.
Net loss
(92)                                (134)
Translation loss
(227)                                (153)
Financial instruments
(20)                                  (22)
Total other comprehensive income is:
(339)
(309)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note O. Summarized income statement information of affiliates
The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) each of which is significant and is accounted for under the equity method. In addition, the Company has a 50 percent interest in Nufcor
International Limited which is accounted for under the equity method. Summarized income statement information of these investees is as follows:
Nine months ended September 30,
2006
2005
(unaudited)             (unaudited)
(in US Dollars, millions)
Revenue
242                          91
Costs and expenses
(137)                       (56)
Income before taxation
105                         35
Taxation
(28)                         (4)
Net income
77                          31
Note P. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $375 million and total authorized capital expenditure not yet contracted of approximately $2,367 million as of September 30, 2006. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.
Water pumping costs
The South African Department of Water Affairs and Forestry (DWAF) issued a Directive on
November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary)
Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased the
Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold
Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at
Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited’s threat to cease funding the pumping of water at the Margaret and
Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from
DRDGold Limited and have assumed the water management liabilities associated with the
Buffelsfontein shafts.
Representatives of Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and
AngloGold Ashanti Limited, along with their respective legal teams, have been finalizing settlement and other related agreements over the last few months.
Following on the government’s request that the “New Water Company” (as discussed below) be a
Section 21 “not for profit company”, AngloGold Ashanti is in the process of replacing the signed
Settlement and Shareholders’ Agreements with a new Settlement Agreement, Members’ Agreement, and Loan Agreement and is attending to fulfill the conditions precedent included in these new agreements, namely:
•
The unconditional conclusion of a Purchase Agreement between the New Water Company and the provisional liquidators of Stilfontein Gold Mining Company for the purchase of the Margaret and Scott Shafts;
•
The DWAF must issue all licenses necessary for the New Water Company to conduct its business; and
•
The DWAF confirms in writing that in respect of the dewatering of Margaret Shaft only the Water
Resource Management charge will be applicable to the abstraction of such water and that no other water tariff will be imposed unless it is established that the abstraction of water has an effect on the yield of the Vaal River, a Vaal River Tariff may also come into effect.
The agreements will not be binding on the mining companies unless all of the above conditions precedent are met by the due date, which may be extended by agreement between the parties.
Similarly to the signed Settlement Agreement, the new draft Settlement Agreement describes the formation of a New Water Company, which will take over the running of the Margaret and Scott Shafts from the Stilfontein Gold Mining Company. The new company will be responsible for the operation of the shafts and the operation of all pumping equipment at the Margaret Shaft in order to transfer all fissure water to surface on a daily basis. The Scott Shaft is required for ventilation purposes. The funding required from each of the mining companies will be set out in the Loan Agreement, which is currently being drafted. Each of the three companies has in principle agreed to provide one-third of the start up capital required on loan account to the New Water Company. Each mining company will contribute a maximum of R18 million ($2 million) capital in the aggregate over a three-year period.
Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources.
Stilfontein has been placed in provisional liquidation on the application of a creditor, Mining
Reclamation Services (Proprietary) Limited. The Master of the High Court has appointed four liquidators. The State (DWAF, Department of Minerals and Energy and Department of Environmental
Affairs and Tourism) has indicated that it regards the environmental legislation as paramount and that the liquidators must comply with all directives.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note P. Commitments and contingencies (continued)
The Purchase Agreement, if signed, will allow the mining companies to purchase the Margaret and Scott
Shafts from Stilfontein. A Court Order may be necessary in due course – the liquidators have indicated, in any event, that given the uncertainty of the position in regard to the conflict between Environmental
Law and Insolvency Law, they may require a court sanction whatever arrangement is concluded.
AngloGold Ashanti is in the process of attempting to have the costs of the Margaret and Scott Shafts set off against the amount that Stilfontein owes the three mining companies for contributing Stilfontein’s portion of the pumping costs in terms of the November 1, 2005 directive. These costs could be considered administrative costs in the liquidation.
The Company believes that it is not liable to fund these pumping costs greater than it is willing to consent to in terms of the agreements detailed above, but cannot provide any assurances regarding the ultimate result until the matter has been settled.
South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South
Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
South Africa – retrenchment costs
Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The Company is currently unable to determine the effect, if any, of any potential retrenchment costs.
South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro
Group.
North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $49 million.
The Company has provided a guarantee for these obligations which would be payable in the event of
AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at September 30, 2006 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $24 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. Serra
Grande is co-owned with Kinross Gold Corporation. The Company manages the operation and its share of the assessment is approximately $29 million. The Company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias.
The assessment has been appealed.
AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin)
Limited amounting to $25 million. Nufcor International Limited is accounted for under the equity method.
Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the
Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging
Agreements and the Bank has irrevocably recovered or received all sums payable to it under the
Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At September 30, 2006 the marked-to-
market valuation of the GMC hedge book was negative $278 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note P. Commitments and contingencies (continued)
North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold South
America under their respective gold hedging agreements.
Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterparty banks for the hedging commitments of its wholly-owned subsidiary
Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At
September 30, 2006 the marked-to-market valuation of the ATS hedge book was negative $976 million.
Ghana – litigation with mining contractor
A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of AngloGold Ashanti. If successful, there is a risk of some employees claiming rights to share options.
In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.
With operations in several countries on several continents, many of which are emerging markets,
AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates.
Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the
Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the
Company’s business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Registration rights agreement
On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa
Capital (Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S.
registration statements for Anglo South Africa’s offer and sale of shares it holds in the Company (each a
Demand Registration) if Anglo South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-
day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights
Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an
“affiliate” within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.
Vulnerability from concentrations
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Malian government. Reimbursable value added tax due from the Malian government to the Company amounts to $35 million at September 30, 2006. The last audited value added tax return was for the period ended March 31, 2006 and at that date $25 million was still outstanding and $10 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
Reimbursable fuel duties from the Malian government to the Company amount to $12 million at
September 30, 2006. Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the
Customs and Excise authorities. The Customs and Excise authorities have approved $7 million which is still outstanding, while $5 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations.
The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Tanzanian government. Reimbursable value added tax due from the Tanzanian government to the
Company amounts to $14 million at September 30, 2006. The last audited value added tax return was for the period ended March 31, 2006 and at that date $10 million was still outstanding and $4 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note P. Commitments and contingencies (continued)
Reimbursable fuel duties from the Tanzanian government to the Company amount to $11 million at
September 30, 2006. Fuel duty refund claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $8 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $3 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations.
Note Q. Recent developments
Recent pronouncements
On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48,
“Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS109,
“Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after
December 15, 2006. The Company is reviewing the guidance issued in FIN 48 and has not yet determined the impact of this on the financial statements.
On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair
Value Measurements” (“SFAS157”). SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.
SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after
November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect the adoption of SFAS157 to have a material impact on its earnings and financial position.
On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158,
“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of
FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). SFAS158 represents the completion of the first phase in the FASB's postretirement benefits accounting project and requires an entity to:
•
recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status,
•
measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and
•
recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.
•
expand the disclosure requirements of SFAS132 to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.
SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. The Company does not expect the adoption of recognition and disclosure requirements of
SFAS158 which are effective for fiscal years ending after December 15, 2006, to have a material impact on its earnings and financial position as the Company has previously adopted the policy to recognize the effects of actuarial gains and losses in income as described by Note I “Change in accounting for employee benefit plans” to the condensed consolidated financial statements. The Company is currently considering processes to meet the measurement requirements of SFAS158 which are effective for fiscal years ending after December 15, 2008.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006 …continued
Prepared in accordance with US GAAP
Note Q. Recent developments (continued)
Announcements made after September 30, 2006
On October 2, 2006, AngloGold Ashanti announced the imminent finalization of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and a black economic empowerment transaction with Izingwe Holdings (Proprietary) Limited together, the
(“empowerment transaction”). The empowerment transaction is subject to, amongst other things, shareholders approval at a general meeting to be held on December 11, 2006, the circular for which will be posted on or about November 13, 2006. The proposed empowerment transaction will issue 960,000 ordinary shares to nearly 31,000 South African employees or 30 shares per individual worker. In addition, each worker will be allotted 90 “loan shares” (which are not the same as ordinary shares but which may vest into a right to receive ordinary shares)_ issued at a 10 percent discount to market value calculated using a 30-day average share price, for a total of 2,880,000 loan shares. These shares will vest in five equal tranches over the next eight years. In addition, Izingwe Holdings, a private South
African investment company, will acquire approximately 1.4 million “loan shares” under similar terms as the employee share ownership plan.
Mineral and Petroleum Resources Royalty Bill
On October 11, 2006, a revised draft Mineral and Petroleum Resources Royalty Bill was released by the
South African Treasury Department. The draft Mineral and Petroleum Resources Royalty Bill originally released in March 2003, proposed a royalty payment of 3 percent of gross revenue per year, payable quarterly, in the case of gold. The revised draft imposes a royalty on the extraction and transfers of
South Africa’s mineral resources at a proposed rate of 1.5 percent on refined gold (produced to at least
99.5 percent purity), payable twice a year on a six-monthly basis. Royalties paid will be tax deductible.
The revised draft Mineral and Petroleum Resources Royalty Bill is open for comment until
January 31, 2007. If passed by Parliament, the Act would be in effect for all mineral resources extracted and transferred on or after May 1, 2009.
Note R. Declaration of dividends
On February 9, 2006 AngloGold Ashanti declared a final dividend of 62 South African cents
(9.865 US cents) per ordinary share for the year ended December 31, 2005 with a record date of
March 3, 2006 and a payment date of March 10, 2006 for holders of ordinary shares and CDIs,
March 13, 2006 for holders of GhDSs and March 20, 2006 for holders of ADSs. On July 26, 2006
AngloGold Ashanti declared an interim dividend of 210 South African cents (29.407 US cents) per ordinary share for the six months ended June 30, 2006 with a record date of August 18, 2006 and a payment date of August 25, 2006 for holders of ordinary shares and CDIs, August 28, 2006 for holders of
GhDSs and September 5, 2006 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Note S. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and
Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold
Holdings plc) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti
Limited (being the “Guarantor”). The following is condensed financial information of the registrant and consolidating financial information for the Company as of September 30, 2006 and December 31, 2005
and for the nine months ended September 30, 2006 and 2005, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the
“Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
1,031                                    31
956
(9)
2,009
Product sales
1,021                                      -                                       964
-
1,985
Interest, dividends and other
10                                    31
(8)
(9)
24
Costs and expenses
962                                      3                                   1,156
(12)
2,109
Production costs
540                                      -                                       623
-
1,163
Exploration costs
4                                       -
39
-
43
Related party transactions
9                                       -
-
-
9
General and administrative
67                                    (8)
15
(10)
64
Royalties paid/(received)
-                                       -
43
-
43
Market development costs
6                                       -
6
-
12
Depreciation, depletion and amortization
193                                       -                                      305
-
498
Impairment of assets
-                                       -
-
-
-
Interest expense
24                                    30
5
-
59
Accretion expense
6                                       -
5
-
11
Employment severance costs
6                                       -
-
-
6
(Profit)/loss on sale of assets, loans and indirect taxes
(1)                                  (19)
9
-
(11)
Mining contractor termination costs
-                                      -
-
-
-
Non-hedge derivative loss
108                                      -                                       106
(2)
212
Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
69                                    28                                    (200)
3
(100)
Taxation expensed
(2)                                    (2)
(43)
-
(47)
Minority interest
-                                       -                                      (23)
-
(23)
Equity income/(loss) in affiliates
78                                    (2)
-
-
76
Equity (loss)/income in subsidiaries
(235)                                       -
-
235
-
(Loss)/income from continuing operations before cumulative effect of accounting change
(90)                                    24                                     (266)
238
(94)
Discontinued operations
2                                       -
-
-
2
(Loss)/income before cumulative effect of accounting change
(88)                                    24                                    (266)
238
(92)
Preferred stock dividends
(4)                                       -
(5)
9
-
(Loss)/income before cumulative effect of accounting change
(92)                                    24                                    (271)
247
(92)
Cumulative effect of accounting change
-                                       -
-
-
-
Net (loss)/income - applicable to common stockholders
(92)                                    24                                     (271)
247
(92)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
871                                14                                       1,006
(17)
1,874
Product sales
859                                   -                                          984
-
1,843
Interest, dividends and other
12                                 14
22
(17)
31
Costs and expenses
881                                  53                                      1,045
(15)
1,964
Production costs
609                                    -                                         647
-
1,256
Exploration costs
3                                    -
31
-
34
Related party transactions
30                                    -
1
-
31
General and administrative
43                                   16
11
(13)
57
Royalties paid/(received)
-                                     -
28
-
28
Market development costs
6                                     -
4
-
10
Depreciation, depletion and amortization
152                                     -                                        273
-
425
Impairment of assets
7                                     -
-
-
7
Interest expense
21                                    25
12
-
58
Accretion expense
4                                     -
-
-
4
Employment severance costs
16                                     -
-
-
16
(Loss)/profit on sale of assets, loans and indirect taxes
-                                     -
1
(2)
(1)
Mining contractor termination costs
-                                     -
9
-
9
Non-hedge derivative (gains)/loss
(10)                                    12
28
-
30
Loss from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change
(10)                                   (39)
(39)
(2)
(90)
Taxation benefit/(expensed)
1                                      (1)
3
-
3
Minority interest
-                                       -                                      (18)
-
(18)
Equity income/(loss) in affiliates
33                                      (1)
-
-
32
Equity (loss)/income in subsidiaries
(89)                                       -
-
89
-
(Loss)/income from continuing operations before cumulative effect of accounting change
(65)                                     (41)
(54)
87
(73)
Discontinued operations
(39)                                        -
-
-
(39)
(Loss)/income before cumulative effect of accounting change
(104)                                      (41)
(54)
87
(112)
Preferred stock dividends
(8)                                         -
(9)
17
-
(Loss)/income before cumulative effect of accounting change
(112)                                      (41)
(63)
104
(112)
Cumulative effect of accounting change
(22)                                          -
-
-
(22)
Net (loss)/income - applicable to common stockholders
(134)                                     (41)
(63)
104
(134)

Condensed consolidating balance sheets
AT SEPTEMBER 30, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,187                           2,175
4,561
(6,283)
1,640
Cash and cash equivalents
146                                11                                 191                              -
348
Restricted cash
1                                  -                                      5
-
6
Receivables
968                           2,164
4,042
(6,283)
891
Trade and other receivables
31                                  6                                 140
-
177
Inter-group balances
638                           2,158
3,487
(6,283)                          -
Derivatives
299                                   -                                 415
-
714
Inventories
59                                   -                                 269
-
328
Materials on the leach pad
-                                   -                                   38
-
38
Assets held for sale
13                                   -                                   16
-
29
Property, plant and equipment, net
1,584                                   -
3,087
-
4,671
Acquired properties, net
70                                   -
1,198
-
1,268
Goodwill
-                                247
542
(259)
530
Other intangibles, net
-                                   -                                   25
-
25
Derivatives
6                                   -
-
-
6
Other long-term inventory
-                                   -                                   60
-
60
Materials on the leach pad
-                                   -                                 155
-
155
Other long-term assets and deferred taxation assets
2,933                            2,471
274
(5,156)
522
Total assets
5,780                            4,893
9,902
(11,698)
8,877
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,730                                56                              6,681
(6,151)
2,316
Accounts payable and other current liabilities
143
1
238
60
442
Inter-group balances
689                                 50                              5472
(6,211)
-
Derivatives
770                                   -                                 891
-
1,661
Short-term debt
3                                   3                                  10
-
16
Tax payable
120                                   2                                  58
-
180
Liabilities held for sale
5                                   -                                   12
-
17
Other non-current liabilities
-                                   -                                   13
-
13
Long-term debt
258                             1,055
92
-
1,405
Derivatives
146                                   -                                 374
-
520
Deferred taxation liabilities
245                                   -                                  770
(60)
955
Provision for environmental rehabilitation
117                                    -                                168
-
285
Other accrued liabilities
-                                    -                                   26
-
26
Provision for pension and other post-retirement medical benefits
154                                    -                                   11
-
165
Minority interest
-                                     -                                  62
-
62
Commitments and contingencies
-                                     -
-
-
-
Stockholders’ equity
3,130                             3,782
1,705
(5,487)
3,130
Stock issued
10                             3,625
614
(4,239)
10
Additional paid in capital
5,482                                    1                               817
(818)
5,482
Accumulated (deficit)/profit
(1,439)                                156                            (360)
204
(1,439)
Accumulated other comprehensive income
(923)
-
634
(634)
(923)
Total liabilities and stockholders’ equity
5,780                              4,893
9,902
(11,698)
8,877
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
897                             1,978
4,436
(5,910)
1,401
Cash and cash equivalents
2                                  36
158
-
196
Restricted cash
1                                     -
7
-
8
Receivables
825                             1,942
4,027
(5,910)
884
Trade and other receivables
62                                  15
132
-
209
Inter-group balances
433                             1,927
3,550
(5,910)                             -
Derivatives
330                                    -                                          345
-
675
Inventories
53                                    -                                          207
-
260
Materials on the leach pad
-                                    -
37
-
37
Assets held for sale
16                                     -
-
-
16
Property, plant and equipment, net
1,897                                    -                                      3,130
-
5,027
Acquired properties, net
170                                     -                                     1,242
-
1,412
Goodwill
-                                  247
536
(259)
524
Other intangibles, net
-                                      -
26
-
26
Derivatives
37                                      -
1
-
38
Other long-term inventory
-                                      -
32
-
32
Materials on the leach pad
-                                      -                                       116
-
116
Other long-term assets and deferred taxation assets
2,835                               2,471
294
(5,063)
537
Total assets
5,836                               4,696
9,813
(11,232)
9,113
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,449                                    64                                   6,174
(5,813)
1,874
Accounts payable and other current liabilities
161
-
221
98
480
Inter-group balances
526                                    50                                    5,335
(5,911)
-
Derivatives
530                                     -                                         591
-
1,121
Short-term debt
138                                     12
10
-
160
Tax payable
88                                     2
17
-
107
Liabilities held for sale
6                                       -
-
-
6
Other non-current liabilities
-                                       -
14
-
14
Long-term debt
315                                 1,300
164
-
1,779
Derivatives
122                                       -                                      405
-
527
Deferred taxation liabilities
454                                        -                                      794
(96)
1,152
Provision for environmental rehabilitation
145                                        -                                      180
-
325
Other accrued liabilities
-                                        -
19
-
19
Provision for pension and other post-retirement medical benefits
188                                        -
12
-
200
Minority interest
-                                        -
60
-
60
Commitments and contingencies
-                                         -
-
-
-
Stockholders’ equity
3,163                                 3,332
1,991
(5,323)
3,163
Stock issued
10                                 3,295
315
(3,610)
10
Additional paid in capital
4,972                                        1                                    667
(668)
4,972
Accumulated (deficit)/profit
(1,143)                                     36
7
(43)
(1,143)
Accumulated other comprehensive income
(676)
-
1,002
(1,002)
(676)
Total liabilities and stockholders’ equity
5,836                                4,696
9,813
(11,232)
9,113
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
20                           (115)
696
(9)
592
Net (loss)/income – applicable to common stockholders
(92)                              24
(271)
247
(92)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
-                                   -
-
-
-
Profit on sale of assets, loans and indirect taxes
(1)                               (5)
(1)
-
(7)
Depreciation, depletion and amortization
193
-
305
-
498
Deferred stripping costs
-                                   -
-
-
-
Impairment of assets
-                                   -
-
-
-
Deferred taxation
(61)                                   -
(26)
-
(87)
Other non cash items
418                                (11)
166
(256)
317
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits
2                                   -
(16)
-
(14)
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(483)
(120)
603
-
-
Receivables
24                                   -
(3)
-
21
Inventories
(5)                                   -                                     (122)
-
(127)
Accounts payable and other current liabilities
27
(3)
61
-
85
Net cash provided by/(used) in continuing operations
22
(115)
696
(9)
594
Net cash used in discontinued operations
(2)
-
-
-
(2)
Net cash (used)/generated in investing activities (179)
5
(266)
-
(440)
Increase in non-current investments
-                             (10)
(4)
-
(14)
Additions to property, plant and equipment (216)
-
(338)
-
(554)
Proceeds on sale of mining assets
-
11
-
11
Cash outflows from derivatives purchased
-
-
-
-
-
Proceeds of sale of discontinued assets
6                                   -
-
-
6
Proceeds on sale of investments
-                                   -
13
-
13
Cash inflows from derivatives with financing
30
-
61
-
91
Net loans repaid/(advanced)
1                                15
(11)
-
5
Change in restricted cash
-                                  -
2
-
2
Net cash generated/(used) in financing activities 325
85
(390)
9
29
Net repayments of short-term debt
(122)
(330)                                       (88)
-
(540)
Insurance of stock
511                              330
(330)
-
511
Share issue expenses
(5)                                  -
-
-
(5)
Net proceeds of long-term debt
1                                 85
7
-
93
Cash inflows from derivatives with financing
51                                   -
44
-
95
Dividends paid
(111)                                   -
(23)
9
(125)
Net increase/(decrease) in cash and cash equivalents 166
(25)
40
-
181
Effect of exchange rate changes on cash (22)
-
(7)
-
(29)
Cash and cash equivalents – January 1, 2
36
158
-
196
Cash and cash equivalents – September 30, 146
11
191
-
348

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006…continued
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flow
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
212                            (841)
880
(17)
234
Net (loss)/income – applicable to common stockholders
(134)                              (41)
(63)
104
(134)
Reconciled to net cash provided by/(used) in operations:
Cumulative effect of accounting change
22                                    -
-
-
22
(Loss)/profit on sale of assets, loans and indirect taxes
-                                    -
1
(2)
(1)
Depreciation, depletion and amortization
152
-                                         273
-
425
Deferred stripping costs
-
-                                          (2)
-
(2)
Impairment of assets
7                                   -
-
-
7
Deferred taxation
(25)                                   1
(35)
-
(59)
Other non cash items
130                                 15
(30)
(119)
(4)
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits
22
-
(14)
-
8
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
106
(833)
727
-
-
Receivables
13                                 (2)
7
-
18
Inventories
(23)                                   -
(27)
-
(50)
Accounts payable and other current liabilities
(31)
19
43
-
31
Net cash provided by/(used) in continuing operations
239
(841)
880
(17)
261
Net cash used in discontinued operations
(27)
-
-
-
(27)
Net cash (used)/generated in investing activities
(214)                              517
(780)
-
(477)
Increase in non-current investments
-                             (15)
-
-
(15)
Additions to property, plant and equipment (248)
-
(268)
-
(516)
Proceeds on sale of mining assets
1                                   -
3
-
4
Cash outflows from derivatives purchased
-
-
(69)
-
(69)
Proceeds of sale of discontinued assets
-
-
-
-
-
Proceeds on sale of investments
-                              527
(527)
- -
Cash inflows from derivatives with financing
38                                    -
74
-
112
Net loans (advanced)/repaid
(5)                                   5
(5)
-
(5)
Change in restricted cash
-                                   -
12
-
12
Net cash (used)/generated in financing activities (14)
300
(118)
17
185
Net repayments of short-term debt
-                                   -                                      (284)
-
(284)
Insurance of stock
6                                    -
-
-
6
Share issue expenses
-                                   -
-
-
-
Net proceeds of long-term debt
120                                300
179
-
599
Cash inflows from derivatives with financing
18                                    -
11
-
29
Dividends paid
(158)                                    -
(24)
17
(165)
Net increase/(decrease) in cash and cash equivalents                                                                (16)
(24)
(18)
-
(58)
Effect of exchange rate changes on cash                                                                                        (10)
-
4
-
(6)
Cash and cash equivalents – January 1,                                                                                             17
53
206
-
276
Cash and cash equivalents – September 30,                                                                                    (9)
29
192
-
212

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2006 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction
Operating results

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulfuric acid.
As a consequence, AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti’s current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.

The Company advises that earnings for the fourth quarter of 2006 will be impacted due to the reassessment of year end accounting adjustments, which are likely to include, amongst others, changes in the Company's current and deferred tax provisions, changes in effective tax rates, impairment reviews and the costs relating to the proposed Employee Share Ownership Plan, as part of the empowerment transaction discussed further in this report and the potential vesting of certain share-based awards granted in prior years.
Impact of exchange rate fluctuations

During the first nine months of 2006 the rand weakened against the US dollar by 22 percent (based on the exchange rates of R6.35 and R7.76 per US dollar on January 1, 2006 and September 30, 2006, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.59 and R6.31 during the first nine months of 2006 and 2005, respectively, the value of the rand lost 4 percent against the US dollar. The Australian dollar weakened against the US dollar by
3 percent based on the average exchange rates of A$1.34 and A$1.30 per US dollar during the first nine months of 2006 and 2005, respectively. In South America, stronger local currencies in Brazil were offset by a weaker Argentinean peso against the US dollar during the nine-month period ended
September 30, 2006 when compared with the same period of 2005. As a result of mainly weaker local currencies, production costs expressed in US dollars decreased during the nine-month period ended
September 30, 2006 when compared with the same period of 2005 which positively impacted on the profitability of AngloGold Ashanti.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding
Business Combination and acquisition opportunities.

On August 23, 2006, AngloGold Ashanti announced that it had entered into an agreement with Central
African Gold plc (CAG) to sell its entire business undertaking, related to the Bibiani mine situated in
Ghana to CAG for a cash consideration of $40 million. The Company has separately classified assets and liabilities for Bibiani presented in the consolidated balance sheet, as held for sale.
Gold market

While gold price volatility has continued to generally dampen demand in the more price sensitive regions such as the Middle East and India, the retracing of the gold price back to the $600 per ounce level and below in the second half of the third quarter of 2006 did encourage physical buying in these markets during the period.

In India, this was reflected in buyer concern that the market could have reached at least a temporary low, leading merchants to secure gold supplies in advance of Diwali, the Indian festival of lights and the accompanying wedding season.

Middle Eastern consumption also appears to have improved, notwithstanding depressed confidence in the region following the Israel-Lebanon conflict earlier in the third quarter of 2006. In Turkey, which fabricates gold jewellery for both developed and emerging markets, this was evidenced by significantly higher gold imports in September 2006, which represented a 47 percent increase on imports for the previous month.

In spite of the region’s increased demand in the second half of the third quarter of 2006 and the associated potential for a year-end recovery, Indian and Middle Eastern 2006 consumption figures are expected to be lower than those of last year.

In China, physical gold demand continues to show resilience to price volatility and remained solid through the quarter ended September 30, 2006. Consumption patterns in this country appear impervious to the price shocks that have stifled other developing markets, and the China Gold
Association has forecast that gold consumption is likely to grow by around 5 percent year-on-year.

In the USA, the retail trade appears to have become more accepting of a higher raw material price and is accordingly making adjustments on quotations of finished products. This marks a departure from behavior seen earlier in the year, when retailers shifted to lighter jewellery pieces in an effort to maintain consumer price levels. The new acceptance of a higher gold price, coupled with US consumers’ record spend on gold jewellery purchases, should result in inventory re-stocking in anticipation of the Christmas season.

September 2006 also saw the end of the second year of the second Central Bank Gold Agreement
(CBGA). By late August 2006, central bank sales were approximately 107 tonnes less than the
500 tonnes per year quota, suggesting that gold’s recent weakness is driven by fundamentals.

While central bank disclosure for the period has not yet been released, the potential CBGA shortfall can be interpreted as a bullish statement for gold; indeed, the expectation amongst most market analysts is that the CBGA signatories are unlikely to fulfill their full quota for the remaining three years of the second agreement.

Exchange traded gold holdings held up well during the third quarter of 2006. According to the
Commodities Future Trading Commission, hedge and managed future funds cut their net long futures and options positions by some 3 million ounces in September 2006, where, by contrast, stocks held by funds in the exchange traded franchise fell by only 200,000 ounces from an August peak of
15.6 million ounces.

The US dollar enjoyed a relatively quiet third quarter of 2006, trading in a range of $/€1.24 to $/€1.30.
In contrast, the rand continued the weakening pattern against most currencies, which began in the second quarter of 2006. Despite a 50 basis point interest rate increase by the South African Reserve
Bank and expectations of further rate hikes, the rand continued to weaken on continued concern over poor trade account deficits and a widening current account balance, combined with some worry surrounding political developments in the country. From opening levels of R7.15/$ and R9.15/€, the currency closed the third quarter at R7.76/$ and R9.85/€. Quarter-on-quarter, the average rand dollar rate weakened by 11 percent from R6.46/$ to R7.15/$.

The Brazilian real and the Australian dollar also had relatively quiet quarters, trading in ranges of
BRL2.12/$ to BRL2.24/$, and A$/$0.74 to A$/$0.77, respectively. Continued positive investor interest and sentiment is likely to result in the real maintaining most of the gains that it has seen this year. The strength of the Australian dollar, however, is thought to be more dependent on commodity prices, and would therefore be expected to weaken should these fail to maintain the higher levels experienced in the first half of 2006.

In 2006, the spot price of gold opened at $517 per ounce in January and closed at $598 per ounce in
September 2006, compared with $437 per ounce in January 2005 and $469 per ounce in
September 2005. The average spot price of gold was $601 per ounce during the nine months ended
September 30, 2006, $170 per ounce, or 39 percent, higher than $431 per ounce, the average spot price for the same period in 2005. During the first nine months of 2006, the highest spot price of gold was $730 per ounce compared to a high of $475 per ounce for the same period in 2005. The lowest spot price of gold was $517 per ounce during the nine months ended September 30, 2006, 26 percent higher than $410 per ounce, the lowest spot price of gold for the same period ended
September 30, 2005.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2006 and 2005. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2006                                    2005
Total gold production (000 oz)
(1)
4,165
4,672
Total cash cost ($/oz)
(1)
324
282
Total production cost ($/oz)
(1)
452
396
Production costs ($ million)
1,163
1,256
Capital expenditure ($ million)
557
525
Consolidated entities
554
516
Equity accounted joint ventures
3
9
(1)
Including equity accounted joint ventures.

Gold production

For the nine months ended September 30, 2006, AngloGold Ashanti’s total gold production decreased by 507,000 ounces, or about 11 percent, to 4.17 million ounces from 4.67 million ounces produced in the same period in 2005. In South Africa, gold production decreased from 2,006,000 ounces produced in the nine months to September 30, 2005, to 1,910,000 ounces produced in the same period of 2006 due to lower recovered grades and volume mined at Great Noligwa and revised planning and downsizing at Tau Lekoa. Gold production in Tanzania, Australia and Ghana decreased from 493,000 ounces, 362,000 ounces and 512,000 ounces, respectively, produced in the nine months to September 30, 2005, to 229,000 ounces, 312,000 ounces and 450,000 ounces produced, respectively, in the same period in 2006. This was mainly due to the impact of adverse weather conditions, the delay in the Nyankanga pit push-back and lower recovered grade (at Geita in
Tanzania), grade streaming and mining of high grade Watu and Western Shear zone ore during 2005
(at Sunrise Dam in Australia) and the downscaling of Bibiani to a tailings-only operation in 2006. At
Cripple Creek & Victor, in the USA production decreased from 244,000 ounces produced in the nine months to September 30, 2005, to 198,000 ounces produced over the same period of 2006, mainly due to adverse pad leach cycle timing and reduced water availability through drought. Gold production in Argentina increased from 160,000 ounces produced in the nine months to September 30, 2005, to
172,000 ounces produced over the same period of 2006, mainly due to higher feed grade at Cerro
Vanguardia.

In the quarter ended September 30, 2006, gold production of 1.41 million ounces was in line with gold production during the quarter ended June 30, 2006.
Total cash cost and total production cost

Total cash costs for the nine months ended September 30, 2006 were $324 per ounce, $42 per ounce, or 15 percent, higher than the cash costs of $282 per ounce recorded in the same period in
2005. This change was mainly due to substantially higher cash costs for the Australian, Tanzanian and Guinean operations in the nine months ended September 30, 2006, which increased by
30 percent, 114 percent and 41 percent respectively, when compared to the same period in 2005. The increase in total cash costs at the Australian and Tanzanian operations was mainly due to inflationary cost increases and lower gold production when compared to the same period in 2005. The operation in Guinea (at Siguiri) recorded higher total cash costs in the nine months ended September 30, 2006 mainly as a result of maintenance shut-downs when compared to the same period in 2005. Non-
capitalization of stripping costs during the nine months ended September 30, 2006 accounted for nearly $16 per ounce of the total increase in total cash costs per ounce from the same period in 2005.

Total cash costs per ounce for the quarter ended September 30, 2006 increased by 2 percent compared to the quarter ended June 30, 2006 mainly as a result of annual South African wage increases and higher power costs in both South Africa and Ghana.

Total production costs per ounce for the nine months ended September 30, 2006 were $452 per ounce, $56 per ounce, or 14 percent, higher than the total production costs of $396 per ounce recorded in the same period in 2005.
Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the
Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products. This institute has now been incorporated into the National Mining Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses
(including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss)
before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management because they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company’s unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the nine months ended September 30, 2006 and 2005 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the nine months ended September 30,

(in $ millions, except as otherwise noted)
(1)
Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(2)
Relates solely to production costs as included in the Company’s condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(3)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(4)
Attributable production only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

Capital expenditures

Total capital expenditure during the nine months ended September 30, 2006 was $557 million compared to $525 million in the same period in 2005. This $32 million, or 6 percent, increase is primarily the result of the following factors: the $86 million increase in capital expenditure in the
Brazilian region from $54 million recorded in the nine months ended September 30, 2005 to
$140 million spent for the same period in 2006, mainly due to the expansion project at the Cuiabá
mine in south-eastern Brazil, partially offset by the $31 million decrease in capital expenditure in South
Africa, from $247 million spent in the nine months ended September 30, 2005 to $216 million for the same period in 2006, mainly due to lower capital spent on the Moab Khotsong and TauTona projects and the $21 million decrease in capital expenditure in Tanzania (at Geita) from $72 million recorded in the first nine months of 2005 to $51 million spent in the nine months ended September 30, 2006, mainly due to the purchase of contractor mining fleet following the transition to owner mining completed in early August 2005.
2006 2005
Production costs per condensed consolidated financial information
1,163
1,256
Plus:
Production costs of equity accounted joint ventures
(1)
62
68
Less:
Rehabilitation costs and other non-cash costs
(8)
(55)
Plus:
Inventory movement
79                    40
Royalties
(1)
57                     38
Related party transactions
(1) (2)
15
33
Adjusted for:
Minority interests
(3)
(11)                  (30)
Non-gold producing companies and adjustments
(9)
(32)
Total cash costs
1,348               1,318
Plus:
Depreciation, depletion and amortization
(1)
533
474
Employee severance costs
(1)
6
16
Rehabilitation and other non-cash costs
8
55
Adjusted for:
Minority interests
(3)
(10)                    (8)
Non-gold producing companies and adjustments
(3)
(3)
Total production costs
1,882               1,852
Gold produced (000’ ounces)
(4)
4,165
4,672
Total cash costs per ounce
(5)
324
282
Total production costs per ounce
(5)
452
396

Comparison of financial performance on a segment basis for the nine months ended
September 30, 2006 and 2005
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.
Revenues
Nine months ended September 30,
2006
2005
US dollar,
millions       Percentage
US dollar,
millions           Percentage
Category of activity
Product sales
1,985
1,843
Interest, dividends and other
24
31
Total revenues
2,009
1,874
Geographical area data
South Africa
1,032
52%
868
46%
Argentina
102
5%
77
4%
Australia
186
9%
170
9%
Brazil
167
8%
136
7%
Ghana
218                11%                228                   12%
Guinea
102
5%
96
5%
Mali
242
12%
171
9%
Namibia
40
2%
25
1%
USA
56
3%
82
4%
Tanzania
99
5%
188
10%
Other, including Corporate and Non-gold producing
subsidiaries 7
-
4
-
2,251
2,045
Less: Equity method investments included in above
(242)
(12%)
(171)
(9%)
Total revenues
2,009
100%
1,874
100%
Assets
At September 30, 2006
At December 31, 2005
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
2,700
30%
3,019
33%
Argentina
267
3%
248
3%
Australia
746
8%
737
8%
Brazil
517
6%
371
4%
Ghana
2,036
23%
2,104
23%
Guinea
336
4%
349
4%
Mali
274
(1)
3%               309
(1)
4%
Namibia
55
1%
51
-
USA
496
6%
429
5%
Tanzania
1,339
15%
1,281
14%
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
111
1%
215
2%
Total segment assets
8,877
100%
9,113
100%
(1)
Investment held.

Comparison of financial performance for the nine months ended
September 30, 2006 and 2005
Revenues

Revenues from product sales and other income increased from $1,874 million in the first nine months of 2005 to $2,009 million in the same period of 2006, representing a 7 percent increase over the period. This was due to the increase in the gold price in the first nine months of 2006 as the average spot price of gold was $601 per ounce during the nine months ended September 30, 2006, $170 per ounce, or 39 percent, higher than $431 per ounce, the average spot price of gold in the first nine months of 2005, being largely offset by decreased production. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $164 million to $1,032 million over the nine months ended September 30, 2006 from $868 million realized in the same period in 2005, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 96,000 ounces from 2,006,000 ounces produced in the nine months to September 30, 2005, to 1,910,000 ounces produced over the same period of 2006.

Total revenues derived from Argentina increased to $102 million over the nine months ended
September 30, 2006 from $77 million realized in the same period of 2005 mainly as a result of the higher gold price and an increase in gold production at Cerro Vanguardia.

Total revenues generated in Tanzania (at Geita) decreased by $89 million, or 47 percent, from
$188 million realized in the first nine months of 2005 to $99 million in the same period in 2006 as a result of a decrease in gold production, which more than offset the increase in gold price.
Production costs

During the nine months ended September 30, 2006, AngloGold Ashanti incurred production costs of
$1,163 million representing a decrease of $93 million, or 7 percent, from $1,256 million recorded for the same period of 2005.

Production costs in AngloGold Ashanti’s South Africa operations decreased by $77 million to
$531 million in the first nine months of 2006 from $608 million for the same period of 2005 mainly as a result of a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the US dollar. About 46 percent of AngloGold Ashanti’s production costs were denominated in South African rands in the first nine months of 2006.
Exploration costs

Exploration costs increased from $34 million in the nine months ended September 30, 2005 to
$43 million in the same period in 2006 mainly due to increased exploration activities in Australia,
Columbia, the Democratic Republic of Congo and Guinea.
Related party transactions

Related party transactions for the nine months ended September 30, 2006 amounted to $9 million compared with $31 million for the same period of 2005. The reduction was mainly due to lower contract work generated by development activities and to transactions with subsidiaries of Anglo
American plc no longer disclosed, following the reduction of Anglo American plc’s shareholding in

AngloGold Ashanti to less than 50 percent interest held, as a result of the sale in the public offering, of some of its shares in AngloGold Ashanti which was completed in April 2006.
General and administrative

General and administrative expenses increased from $57 million in the nine months ended
September 30, 2005 to $64 million in the same period in 2006, mainly due to increased headcount, bonus and annual salary increments.
Royalties

Royalties paid by AngloGold Ashanti increased from $28 million in the nine months ended
September 30, 2005, to $43 million paid in the same period in 2006. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $73 million to $498 million in the nine months ended September 30, 2006 when compared to $425 million recorded in the same period in
2005. This increase was mainly due to increases in depreciation, depletion and amortization expense in South Africa and Ghana from $174 million and $79 million, respectively, incurred in the nine months ended September 30, 2005 to $226 million and $89 million, respectively, in the same period of 2006 mainly as a result of changes in estimated lives of assets, additional expansion-related capital expenditures and amortized ore development costs.
Impairment of assets

No impairment was recorded in the nine months ended September 30, 2006. However, an adverse change in impairment-related assumptions which may not be mitigated by a change in other factors may result in impairments going forward. In the nine months ended September 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa.
Accretion expense

Accretion expense of $11 million was recorded in the nine months ended September 30, 2006 compared with $4 million in the nine months ended September 30, 2005. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance costs

Employment severance costs decreased to $6 million during the nine months ended
September 30, 2006 from $16 million in the same period in 2005. Employment severance costs recorded for the nine months ended September 30, 2005 related to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang, Savuka, TauTona and Mponeng.

Profit on sale of assets, loans and indirect taxes

In the nine months ended September 30, 2006, the Company recorded a profit on sale of assets of
$11 million (before taxation of $2 million) relating mainly to the disposal of minor equipment and assets in North and South America, the recovery of loans written off, the write-off of non-recoverable value added state tax in South America and a reassessment of indirect taxes in Guinea and Tanzania.
The profit on sale of assets of $1 million (before taxation of $nil million) recorded in the nine months ended September 30, 2005 mainly relate to the disposal of minor equipment and vehicles in South
America and Australia.
Mining contractor termination costs

No mining contractor termination costs were recorded in the nine months ended September 30, 2006.
The termination costs of $9 million recorded in the nine months ended September 30, 2005 related to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early
August 2005.
Non-hedge derivative loss

A non-hedge derivative loss of $212 million was recorded in the nine months ended
September 30, 2006 compared to a loss of $30 million in the same period of 2005 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes as a direct result of increase in the gold price. Non-hedge derivatives recorded in the nine months ended September 30, 2006 and 2005 included:
Nine months ended September 30,
2006                        2005
(in US Dollars, millions)
Gains on realized non-hedge derivatives
(267)
(77)
Loss on unrealized non-hedge derivatives
479
95
Loss on interest rate swaps
-
12
Net loss
212
30
Taxation expense/benefit

A net taxation expense of $47 million was recorded in the nine months ended September 30, 2006 compared to a net benefit of $3 million in the same period in 2005. Charges for current tax in the nine months ended September 30, 2006 amounted to $134 million compared to $56 million in the same period in 2005 reflecting mainly the impact of the South African tax formula to the increase in the earnings of the operations in that country. Charges for current tax in the nine months ended
September 30, 2005 included $13 million relating to tax obligations arising in Brazil, as a result of a change in interpretation of legislation made by the Brazilian Superior Justice Court and an under provision of $40 million in estimated tax payable.

Charges for deferred tax in the nine months ended September 30, 2006 amounted to a net tax benefit of $87 million compared to a net tax benefit of $59 million in the same period in 2005. Deferred tax charges in the first nine months of 2005 included tax benefits resulting from statutory tax rate changes enacted in Ghana ($47 million) and in South Africa ($12 million).

Equity income in affiliates

Equity income in affiliates increased to $76 million in the nine months ended September 30, 2006 from
$32 million in the nine months ended September 30, 2005 mainly as a result of increased earnings of operations in Mali.
Discontinued operations

A profit of $2 million was recorded in the nine months ended September 30, 2006 compared to a loss of $39 million in the same period in 2005 due to the closure of the Ergo operations (at the end of
March 2005) as described by note H “Discontinued operations” to the condensed consolidated financial statements.
Cumulative effect of accounting change

During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million
(net of taxation of $11 million) reflected in the nine months ended September 30, 2005 as described by note I “Change in accounting for employee benefit plans” to the condensed consolidated financial statements.
Net loss

As a result of the factors detailed above, a net loss of $92 million was recorded in the nine months ended September 30, 2006 compared to a net loss of $134 million in the nine months ended
September 30, 2005.

Liquidity and capital resources

Net cash provided by operating activities was $592 million in the nine months ended
September 30, 2006, $358 million higher than $234 million for the comparable period in 2005. This is mainly the result of higher unit prices of gold being partially offset by lower production and higher costs and expenses over the first nine months of 2006 compared with the same period in 2005.

Investing activities in the nine months ended September 30, 2006 resulted in a net cash outflow of
$440 million compared with an outflow of $477 million in the nine months ended September 30, 2005.
Cash inflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to
$91 million during the first nine months of 2006 and additions to property, plant and equipment, which included capital expenditure of $554 million, were recorded in the nine months ended

September 30, 2006 compared to $516 million in the same period in 2005 for major capital projects, including Moab Khotsong and TauTona in South Africa and the expansion project at the Cuiabá mine in south-eastern Brazil.

Net cash generated in financing activities in the nine months ended September 30, 2006 amounted to an inflow of $29 million, which is a decrease of $156 million from an inflow of $185 million in the nine months ended September 30, 2005, and included cash inflows from proceeds from loans of
$93 million and proceeds from stock issued of $511 million following the public share offering completed in April 2006. Cash outflows during the nine months ended September 30, 2006 comprised normal scheduled loan repayments of $6 million, the repayment of $400 million under the $700 million unsecured syndicated loan facility and of $134 million in local short term money market loans. The

Company made dividend payments of $125 million (39 US cents per ordinary share) in the nine months ended September 30, 2006 compared with dividends of $165 million (56 US cents per ordinary share) paid in the same period in 2005, a 40 percent decrease.

As a result of the items discussed above, at September 30, 2006, AngloGold Ashanti had $348 million of cash and cash equivalents compared with $196 million at December 31, 2005, an increase of
$152 million, or 78 percent. At September 30, 2006, the Company had a total of $635 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects under “Capital expenditures”
above. At September 30, 2006, $375 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $2,367 million had been authorized but not yet contracted for, as described in note P “Commitments and contingencies” to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon cash generated from operations and borrowing facilities.

Cash generated from the South African operations funds, to a large extent, the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The Company’s current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

During the next twelve months, approximately $16 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of normal scheduled repayments under loan facilities.

The Company expects to finance capital expenditure projects and the repayment of debt scheduled to mature in 2006 from cash on hand, cash flow from operations and its credit facilities.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2005 which was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2006.

Recently adopted accounting policies

As described by note C “Deferred stripping costs” to the condensed consolidated financial statements, on January 1, 2006 the Company adopted The Emerging Issues Task Force (“EITF”) Issue 04-6,

“Accounting for Stripping Costs in the Mining Industry”. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million. Adoption of the new guidance will have no impact on the
Company’s cash position or net cash from operations. Prior to 2006 stripping costs incurred in open-
pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of stripping costs (deferred stripping).

As described by note J “Stock-based compensation plans” to the condensed consolidated financial statements, on January 1, 2006 the Company adopted the fair value recognition provisions of
SFAS No. 123(R), “Share-Based Payment”. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25,
“Accounting for Stock Issued to Employees, and related Interpretations”, as permitted by SFAS123,
“Accounting for Stock-Based Compensation”. The Company adopted SFAS123(R) using the modified prospective transition method. The results for prior periods have not been restated. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company’s cash flow disclosure for the nine months ended September 30, 2006 as the
Company does not receive the benefit of a tax deduction for compensation cost settled in equity. At
September 30, 2006, the Company has four stock-based employee compensation plans consisting of time-based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term
Incentive Plan (LTIP) treated as equity settled compensation plans under SFAS123(R). During the nine months ended September 30, 2006 the Company recognized a compensation expense of
$5 million mainly related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).
The following table summarizes activity for stock options outstanding as of
September 30, 2006:
2006                    2006
Options
(000)
Weighted-
average
exercise price
R
Outstanding at beginning of year 3,762 220
Granted
-                             -
Exercised
(348)                       130
Forfeited (terminations) (253) 249
Outstanding at September 30, 2006 3,161 228
Options exercisable at September 30, 2006 485 122
As of September 30, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is currently considered to be remote, although final review will depend on actual results.
There was no change in the Company's loss before income taxes, net loss and basic and diluted loss per share for the nine months ended September 30, 2006 as a result of adopting SFAS123(R) on
January 1, 2006, than if the Company had continued to account for share-based compensation under
APB No. 25.

Recent pronouncements
As described by note Q “Recent pronouncements” to the condensed consolidated financial statements, on July 13, 2006 the Financial Accounting Standards Board (FASB) issued
FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS109, “Accounting for Income Taxes”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is reviewing the guidance issued in FIN 48 and has not yet determined the impact of this on the financial statements.
As described by note Q “Recent pronouncements” to the condensed consolidated financial statements, on September 15, 2006 the FASB issued Statement of Financial Accounting Standards
No. 157, “Fair Value Measurements” (“SFAS157”). SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect the adoption of SFAS157 to have a material impact on its earnings and financial position.
As described by note Q “Recent pronouncements” to the condensed consolidated financial statements, on September 29, 2006 the FASB issued Statement of Financial Accounting Standards
No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an
amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). SFAS158 represents the completion of the first phase in the FASB's postretirement benefits accounting project and requires an entity to:
•     recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status,
•     measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and
•     recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.
•     expand the disclosure requirements of SFAS132 to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.
SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer's benefit plans. The Company does not expect the adoption of recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December
15, 2006, to have a material impact on its earnings and financial position as the Company has previously adopted the policy to recognize the effects of actuarial gains and losses in income as described by Note I “Change in accounting for employee benefit plans” to the condensed consolidated financial statements. The Company is currently considering processes to meet the measurement requirements of SFAS158 which are effective for fiscal years ending after December 15, 2008.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, during the nine months ended September 30, 2006 the
Company repaid $400 million under the $700 million unsecured syndicated loan facility (due
January 2008) and $134 million in local short term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. As at September 30, 2006, $140 million was drawn under the $700 million loan facility.
Outstanding local short term money market loans included in short-term debt amounted to $5 million as at September 30, 2006.

Heap leach inventory

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of September 30, 2006, $38 million was classified as short term compared with
$37 million as at December 31, 2005 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of September 30, 2006, $155 million was classified as long term compared with $116 million as at December 31, 2005.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed hedging program within board directed limits. Management continues to have the latitude to put new contracts in place where the gold price and operating circumstances make this necessary or prudent.

At September 30, 2006, the net delta hedge position of AngloGold Ashanti was at 9.50 million ounces at a spot price of gold of $602 per ounce. The net delta hedge position reflects a decrease of
640,000 ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended
June 30, 2006. This decrease was due a lower third quarter-end gold price combined with decreases related to maturing hedge contracts, buybacks and other delta-reducing strategies as part of a broader hedge reduction strategy. The marked-to-market valuation of this position at September 30, 2006 was negative $2,777 million. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company.
As a result of this strategy as at September 30, 2006, the Company has a net long dollar gold position of 26,558kg at an average of $650 per ounce for 2006, which will be integrated into the hedge book and used to reduce hedging commitments in future periods.

At September 30, 2006, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was 9.50 million ounces (at June 30, 2006: 10.14 million ounces). This is calculated using the
Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
September 30, 2006.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$2,777 million at September 30, 2006 (at June 30, 2006: negative $3,167 million). These values were based on a gold price of $602 per ounce, exchange rates of R7.76/$ and A$/$0.7440 and the prevailing market interest rates and volatilities at that date.

At October 27, 2006 (AngloGold Ashanti issued its IFRS results for the quarter ended
September 30, 2006 on October 30, 2006), the marked-to-market value of the hedge book was a negative $2,644 million based on a gold price of $593.40 per ounce and exchange rates of R7.52/$
and A$/$0.7630 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti’s hedge position as at September 30, 2006
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at September 30, 2006 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
*26,558
19,622
25,306
21,738
14,462
37,239
91,808
US$/oz
$650
$301
$331
$316
$347
$411
$263
Put options purchased
Amount (kg)
4,226
1,455
5,681
US$/oz
$535
$292
$472
Put options sold
Amount (kg)
22,236
14,127
3,344
3,748
1,882
7,527
52,864
US$/oz
$596
$612
$565
$530
$410
$435
$564
Call options purchased
Amount (kg)
7,266
10,519
4,637
22,422
US$/oz
$460
$383
$456
$423
Call options sold
Amount (kg)
34,288
42,074
40,618
36,731
31,040
82,040
266,790
US$/oz
$576
$447
$443
$454
$452
$525
$489
RAND GOLD
Forward contracts
Amount (kg)
1,592
2,138
933
4,663
Rand per kg
R93,107
R91,322
R116,335
R96,937
Put options purchased
Amount (kg)
Rand per kg
Put options sold
Amount (kg)
933
933
Rand per kg
R146,511
R146,511
Call options purchased
Amount (kg)
Rand per kg
Call options sold
Amount (kg)
311
2,986
2,986
2,986
9,269
Rand per kg
R108,123
R202,054
R216,522
R230,990
R212,885
A DOLLAR GOLD
Forward contracts
Amount (kg)
8,398
6,843
2,177
3,390
3,110
23,919
A$ per oz
A$819
A$631
A$658
A$650
A$683
A$709
Put options purchased
Amount (kg)
4,354
4,354
A$ per oz
A$801
A$801
Put options sold
Amount (kg)
3,732
3,732
A$ per oz
A$779
A$779
Call options purchased
Amount (kg)
3,732
3,110
1,244
3,110
11,197
A$ per oz
A$668
A$680
A$694
A$712
A$686
Call options sold
Amount (kg)
4,354
4,354
A$ per oz
A$832
A$832
Delta (kg)
*14,245
44,836
55,347
57,902
43,937
107,788
295,565
** Total net gold:
Delta (oz)
*457,987
1,441,509
1,779,445
1,861,590
1,412,605
3,465,460
9,502,622
* Long position.
** The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2006. The delta positions indicated above include positions from equity accounted joint ventures.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti’s silver hedge position as at September 30, 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
DOLLAR
SILVER
Forward
contracts
Amount
(kg)
$
per
oz
Put options purchased
Amount (kg)
10,886
43,545
43,545
97,976
$
per
oz
$6.11 $6.40 $6.66
$6.48
Put options sold
Amount (kg)
10,886
43,545
43,545
97,976
$
per
oz
$5.02 $4.93 $5.19
$5.05
Call
options
purchased
Amount
(kg)
$
per
oz
Call options sold
Amount (kg)
10,886
43,545
43,545
97,976
$
per
oz
$7.11 $7.40 $7.64
$7.48

The following table indicates the group's currency hedge position at September 30, 2006
Year
2006
2007
2008
2009
2010
2011-2015
Total
RAND DOLLAR (000)
Forward
contracts
Amount
($)
US$/R
Put
options
purchased
Amount
($)
40,000
40,000
US$/R
R7.14
R7.14
Put
options
sold
Amount
($)
40,000
40,000
US$/R
R6.87
R6.87
Call
options
purchased
Amount
($)
US$/R
Call
options
sold
Amount
($)
45,000
45,000
US$/R
R7.55
R7.55
A
DOLLAR
(000)
Forward
contracts
Amount
($)
42,798
50,000
20,000
112,798
A$/US$ A$0.75
A$0.76
A$0.73
A$0.75
Put
options
purchased
Amount
($)
20,000
20,000
A$/US$ A$0.73
A$0.73
Put
options
sold
Amount
($)
20,000
20,000
A$/US$ A$0.76
A$0.76
Call
options
purchased
Amount
($)
A$/US$
Call
options
sold
Amount
($)
20,000
20,000
A$/US$ A$0.71
A$0.71
BRAZILIAN REAL (000)
Forward
contracts
Amount
($)
10,000
4,000
14,000
US$/BRL
BRL2.86
BRL3.31
BRL2.99
Put
options
purchased
Amount
($)
US$/BRL
Put
options
sold
Amount
($)
US$/BRL
Call
options
purchased
Amount
($)
US$/BRL
Call
options
sold
Amount
($) 5,000
5,000
US$/BRL
BRL3.42
BRL3.42
Derivatives analysis by accounting designation as at September 30, 2006
Normal purchase
and sale
exemption
Cash flow
hedge
accounted
Non hedge
accounted
Total
US Dollars (millions)
Option contracts
(489)
(9)
(1,005)
(1,503)
Foreign exchange option contracts
–
–
(11)
(11)
Forward sales type agreements
(790)
(405)
(73)
(1,268)
Forward foreign exchange contracts
–
5
(2)
3
Interest rate swaps – Gold
(37)
–
39
2
Total
(1,316)                        (409)
(1,052)                        2,777

Recent developments
On February 10, 2006, AngloGold Ashanti announced the appointment of Reginald Bannerman, a
Ghanaian lawyer, to the board of directors.
On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty
Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.
At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses but after underwriters’ fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc’s holding in the Company to 41.8 percent. The combined offering was priced at
$51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the shares on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds to AngloGold Ashanti of the primary offering approximated $495 million, which will be used for project development capital, capital expenditure and other general corporate purposes. Pending such use, AngloGold Ashanti used the proceeds to reduce short-term loans and borrowings under its revolving credit facility.
On May 10, 2006, AngloGold Ashanti announced that Kelvin Williams, who has been Executive
Director of Marketing since the establishment of AngloGold in 1998, retired from the board effective
May 6, 2006.
On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti’s mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5 million in exploration funding.
On June 15, 2006, AngloGold Ashanti announced the signature of a Letter of Intent with International
Tower Hill Mines Ltd. (ITH), for the sale and option of AngloGold Ashanti’s 100 percent interest in eight Alaskan mineral exploration properties and associated databases to ITH. ITH will issue to
AngloGold Ashanti 19.99 percent of its issued shares following the acquisition and the completion of equity financing to raise a minimum of $10 million for future exploration activities. ITH will be required to raise an additional approximate $6 million either prior to or concurrently with the closing of the acquisition from AngloGold Ashanti. AngloGold Ashanti will also grant ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project within four years of the grant date of the option, following which AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.
On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with
Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by
20 percent in copper-dominant and gold-dominant properties subject to certain conditions.

On August 4, 2006, AngloGold Ashanti announced the appointment to its board or Mr J E Mensah, a member of the Ghanaian Parliament with extensive experience in international and local economic management and Prof. L W Nkuhlu, a respected South African academic, professional and business leader. Mr P L Zim and his alternate, Mr D D Barber announced their resignation from the board. The above appointments and resignations were effective from August 4, 2006.

On August 23, 2006, AngloGold Ashanti announced that it had entered into an agreement with Central
African Gold plc (CAG) to sell its entire business undertaking, related to the Bibiani mine and Bibiani
North prospecting permit and to transfer all assets, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani lease and the Bibiani North prospecting licence, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a cash consideration of $40 million. The Company has separately classified assets and liabilities for Bibiani presented in the consolidated balance sheet, as held for sale.

On August 30, 2006, AngloGold Ashanti announced that it had granted the right to executive directors to acquire AngloGold Ashanti ordinary shares in terms of the AngloGold Share Incentive Scheme’s
Long-term Incentive Plan (LTIP), pursuant to which, a total of 57,150 awards were granted to four executive directors. All awards granted in terms of the LTIP vest three years from date of grant, subject to the achievement of the performance conditions under which the awards were made.

On August 30, 2006, AngloGold Ashanti announced that it had been advised by the Volta River
Authority (VRA) of potential power shortage at its Ghanaian operations due to water shortages impacting the VRA’s power generating facilities. This announcement was followed by an update on
September 6, 2006 in which AngloGold Ashanti advised that the Company was in discussions with the
VRA, the Chamber of Mines in Ghana and the government of Ghana on activities designed to minimise the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the impact on production which the power shortages had at its Ghanaian operations.

On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production
Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian
Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG’s interest in OOO GRK Amikan and
OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a consideration of approximately
$40 million. This offer has been accepted and recommended by the TSG board and it is expected that completion, subject to the fulfilment of certain conditions precedent, will be finalized by January 31,
2007. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance.

On October 2, 2006, AngloGold Ashanti announced the imminent finalization of an employee share ownership plan with the National Union of Mineworkers, Solidarity, United Association and a black economic empowerment transaction with Izingwe Holdings (Proprietary) Limited together, the
(“empowerment transaction”). The empowerment transaction is subject to, amongst other things, shareholders approval at a general meeting to be held on December 11, 2006, the circular for which will be posted on or about November 13, 2006. The proposed empowerment transaction will issue
960,000 ordinary shares to nearly 31,000 South African employees or 30 shares per individual worker.
In addition, each worker will be allotted 90 “loan shares” (which are not the same as ordinary shares but which may vest into a right to receive ordinary shares)_ issued at a 10 percent discount to market value calculated using a 30-day average share price, for a total of 2,880,000 loan shares. These shares will vest in five equal tranches over the next eight years. In addition, Izingwe Holdings, a private South African investment company, will acquire approximately 1.4 million “loan shares” under similar terms as the employee share ownership plan.

On October 23, 2006, two seismic events took place at the Company’s TauTona mine near
Carletonville within twenty five minutes, which resulted in five employees losing their lives. The
Company expressed its dismay and sorrow by this tragic accident and reaffirmed its commitment to returning the Company to the improving safety trend of recent years.

Mineral and Petroleum Resources Royalty Bill

On October 11, 2006, a revised draft Mineral and Petroleum Resources Royalty Bill was released by the South African Treasury Department. The draft Mineral and Petroleum Resources Royalty Bill originally released in March 2003, proposed a royalty payment of 3 percent of gross revenue per year, payable quarterly, in the case of gold. The revised draft imposes a royalty on the extraction and transfers of South Africa’s mineral resources at a proposed rate of 1.5 percent on refined gold
(produced to at least 99.5 percent purity), payable twice a year on a six-monthly basis. Royalties paid will be tax deductible. The revised draft Mineral and Petroleum Resources Royalty Bill is open for comment until January 31, 2007. If passed by Parliament, the Act would be in effect for all mineral resources extracted and transferred on or after May 1, 2009.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold
Ashanti’s annual report on Form 20-F for the year ended December 31, 2005 which was filed with the
United States Securities and Exchange Commission (SEC) on March 20, 2006. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 6, 2006
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary